Idaho Strategic Resources, Inc.

201 N. 3rd Street

Coeur d’Alene, Idaho 83814

November 20, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Idaho Strategic Resources, Inc.
Registration Statement on Form S-3 Filed November 13, 2023 File No. 333-275469

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Idaho Strategic Resources, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Monday, November 27, 2023, or as soon as thereafter possible.

The Company authorizes Lukas D. O’Dowd of Lyons O’Dowd, PLLC, outside counsel to the Company, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Securities and Exchange Commission. Please call Mr. O’Dowd at (208) 714-0487 as soon as the Registration Statement has been declared effective.

Very truly yours, IDAHO STRATEGIC RESOURCES, INC.

By:	/s/ John Swallow
John Swallow, President and Chief Executive Officer

Cc: Lyons O’Dowd, PLLC